MANSON CREEK
RESOURCES LTD.
SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-0464
FAX: (403) 266-2606
www.manson.ca MCK:TSX VENTURE

06017287

FILE No.
82-3874

SUPPL

September 22, 2006

United States Securities
& Exchange Commission
Washington, DC
20549
USA

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3874
News Release Dated September 22, 2006

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

MANSON CREEK RESOURCES LTD.

B. O'Neill

BARBARA O'NEILL

B

dlw
10/5

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606

NEWS RELEASE **SEPTEMBER 22, 2006**

News Release: 06-16 Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Drilling Underway on the Palomino Porphyry Project in British Columbia

Manson Creek Resources Ltd. (Manson Creek) is pleased to announce the commencement of diamond drilling on the Palomino copper – gold project. The 2,174 hectare road accessible property is located 25 kilometers east of Houston, British Columbia.

The 300 to 600 meter initial drill program will test a strong magnetic anomaly and a flanking chargeability anomaly in an area of overburden cover. Boulder and sub-crop samples taken immediately adjacent to the over 400 meter long geophysical anomalies have returned copper values of 0.05 to 0.23%. These mineralized occurrences coincide with strong epidote and potassium feldspar alteration.

The drilling will be done utilizing a lightweight BBS-1 diamond drill capable of drilling BQ (36.5mm) sized core. The core will be logged and assayed in the course of the program.

Manson Creek is a dynamic and well financed junior mineral exploration company that is currently exploring six gold, silver and base metal projects located in British Columbia and the Yukon.

The Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release was Regan Chernish, P.Geol., and President of the Company.

"Regan Chernish"

Regan Chernish, P.Geol.
President and Director

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606

FILE No.
82-3874

NEWS RELEASE

SEPTEMBER 22, 2006

News Release: 06-16

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Drilling Underway on the Palomino Porphyry Project in British Columbia

Manson Creek Resources Ltd. (Manson Creek) is pleased to announce the commencement of diamond drilling on the Palomino copper – gold project. The 2,174 hectare road accessible property is located 25 kilometers east of Houston, British Columbia.

The 300 to 600 meter initial drill program will test a strong magnetic anomaly and a flanking chargeability anomaly in an area of overburden cover. Boulder and sub-crop samples taken immediately adjacent to the over 400 meter long geophysical anomalies have returned copper values of 0.05 to 0.23%. These mineralized occurrences coincide with strong epidote and potassium feldspar alteration.

The drilling will be done utilizing a lightweight BBS-1 diamond drill capable of drilling BQ (36.5mm) sized core. The core will be logged and assayed in the course of the program.

Manson Creek is a dynamic and well financed junior mineral exploration company that is currently exploring six gold, silver and base metal projects located in British Columbia and the Yukon.

The Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release was Regan Chernish, P.Geol., and President of the Company.

"Regan Chernish"

Regan Chernish, P.Geol.
President and Director

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606

NEWS RELEASE | SEPTEMBER 22, 2006

News Release: 06-16 | Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Drilling Underway on the Palomino Porphyry Project in British Columbia

Manson Creek Resources Ltd. (Manson Creek) is pleased to announce the commencement of diamond drilling on the Palomino copper – gold project. The 2,174 hectare road accessible property is located 25 kilometers east of Houston, British Columbia.

The 300 to 600 meter initial drill program will test a strong magnetic anomaly and a flanking chargeability anomaly in an area of overburden cover. Boulder and sub-crop samples taken immediately adjacent to the over 400 meter long geophysical anomalies have returned copper values of 0.05 to 0.23%. These mineralized occurrences coincide with strong epidote and potassium feldspar alteration.

The drilling will be done utilizing a lightweight BBS-1 diamond drill capable of drilling BQ (36.5mm) sized core. The core will be logged and assayed in the course of the program.

Manson Creek is a dynamic and well financed junior mineral exploration company that is currently exploring six gold, silver and base metal projects located in British Columbia and the Yukon.

The Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release was Regan Chernish, P.Geol., and President of the Company.

"Regan Chernish"

Regan Chernish, P.Geol.
President and Director